Allianz Life Insurance Company of New York

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com
VIA EDGAR

April 28, 2014

Re: Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
Registration Statement Nos. 333-171428, 333-143195, and 811-05716

Enclosed for filing please find Post-Effective Amendment Nos. 22 and 43 to the Form N-4 Registration Statements for the above-referenced Registrant filed pursuant to Rule 485(b). We received oral comments from you on March 4, 2013 with respect to Registrant’s Post-effective Amendment Nos. 19 and 40 to the Registration Statement filed on January 17, 2014. This letter responds to those comments.

We also incorporated revisions based on oral comments received on:

•	March 4, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Form N-4 Registration Statement Nos. 333-169265 and 811-05618, where applicable.

•
March 4 and March 27, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Form N-4 Registration Statement Nos. 333-171427, 333-139701, and 811-05618, where applicable.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on January 17th.

General

Comment:

Please indicate if the Charge Lock Option rider was ever offered for sale.

Response:

The Charge Lock Option rider was never ever offered for sale.

2.	Section 1, The Variable Annuity Contract (pages 13-14)

Comment:

Please do not remove information regarding the Maximum Anniversary Death Benefit or the Bonus Option. All optional benefits should be listed here and you should clearly state if they are currently available, or when they were offered.

Response:

Revised as requested.

*******************************

I hereby represent that the enclosed Post-Effective Amendment does not contain disclosure which would render it ineligible to become effective pursuant to Securities Act Rule 485(b).

Additional required exhibits are included in this amendment. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

The Registrant recognizes that it is responsible for the adequacy and accuracy of disclosures in its Registration Statement. The staff's review and changes to the Registration Statement based on staff comments does not bar the Commission from taking future action with respect to the filing. In addition, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant may not assert the staff's review or acceleration of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:    /s/ Stewart D. Gregg
Stewart D. Gregg